Exhibit 99.7

Consent of Person Named as About to Become Director

In accordance with Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a person who is anticipated to become a director of Regional Health Properties, Inc. (“Regional”) following the consummation of the merger of SunLink Health Systems, Inc. (“SunLink”) with and into Regional in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2025, between Regional and SunLink, as described in the joint proxy statement/prospectus, which forms a part of the Registration Statement on Form S-4 of Regional, and any amendment or supplement thereto (the “Registration Statement”), and to the filing of this consent as an exhibit to the Registration Statement.

/s/ C. Christian Winkle
C. Christian Winkle
Date: May 5, 2025